UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons The J. Crew Delaware Trust B
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,470,755
6. Shared Voting Power 0
7. Sole Dispositive Power 1,470,755
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,470,755 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 15.9% (1)
12. Type of Reporting Person (See Instructions) OO

(1)	The percentage is calculated based on 9,236,987 shares of common stock, par value $0.001 per share, of Paltalk, Inc. (the “Issuer”) outstanding as of November 11, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, which was filed by the Issuer with the Securities and Exchange Commission on November 12, 2024.

Item 1.

(a)	Name of Issuer

Paltalk, Inc.

(b)	Address of Issuer’s Principal Executive Offices

30 Jericho Executive Plaza, Suite 400E

Jericho, NY 11753

Item 2.

(a)	Name of Person Filing

The J. Crew Delaware Trust B

(b)	Address of Principal Business Office or, if none, Residence

C/O J.P. Morgan Trust Co. of Delaware TTEE

500 Stanton Christiana Road

Newark, DE 19713

(c)	Citizenship

The J. Crew Delaware Trust B is a trust formed under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

69764K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover pages(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

THE J. CREW DELAWARE TRUST B

By:	J.P. Morgan Trust Company of Delaware, Trustee
Name:	/s/ Brian Chipoletti
Title:	Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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